Exhibit 15-b3



Loie Hollowell (b. 1983)



Masterworks opportunistically acquired the Painting from the previous owner at an attractive price, offering it to investors at a discount to our internal pre-sourcing valuation.

INVESTMENT THESIS

Initial Offering Price	Offering Circular
$338,000	sec.gov

Similar Sales | Record Price | Repeat Sales



$0.6m
$0.4m
$0.2m
19
20
21
22
23

Price Appreciation of Similar Works

53.9%

Sharpe Ratio (1995-2021) watch video

Loie Hollowell	Speculative
All Art	0.55
S&P 500	0.56

SOLD OUT



Loie Hollowell

(b. 1983)

Why we like this offering

1. Loie Hollowell's artistic compositions draw inspiration from a variety of influential artists such as Judy Chicago's combination of sharp edges and figurative elements, as well as Georgia O'Keeffe's exploration of sensual and organic forms.
2. The Painting is a characteristic, medium-scale example of the Linked Lingam series which Loie Hollowell started creating in 2016.
3. Her paintings can be found in the permanent collections of several prominent institutions, including the Whitney Museum of American Art in New York, Museum of Modern Art, New York and Museum of Contemporary Art, Los Angeles.
4. Hollowell's first sale at auction realized $55,000 five years ago and just last year a new auction record for Hollowell was set exceeding $2.4 million.
5. The series reflects Hollowell's exploration of her own experiences of pregnancy and motherhood, as well as her interest in the cyclical nature of life and creation.
6. The strong demand for Hollowell's work at auction is a sign of her growing popularity among collectors. Her paintings are characterized by their bold colors, geometric shapes, and sensual forms. Her work is not easily replicated, which makes it desirable among collectors.
7. As of June 9, 2023, examples similar in composition and scale to the Painting have sold in excess of $530,000 at auction. These examples include: "Linked Lingams in Yellow and Purple" (2015) which sold for $687,500 in November 2021, followed by "Linked Lingam in Teal, Blue, Pink, Green and Yellow" (2019) which sold for $533,938 in February 2023 and "Yellow canyon over red ground" (2016) which sold for $563,434 in May 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$0	0	$-∞

Average Prices



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Lots Auctioned Sold Unsold



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Initial Offering Price $338,000

Offering Circular sec.gov/edgar

Painting







About Loie Hollowell

Loie Hollowell (born 1983) is an American painter. She was born and raised in Northern California. She currently lives and works in New York City.
Hollowell creates abstract biomorphic paintings that suggest spirituality and sexuality. Hollowell's work is inspired by tantric painting traditions, and she has been compared to the artist Georgia O'Keeffe — Wikipedia

INVEST NOW

LOIE HOLLOWELL

b. 1983, UNITED STATES



Oil, acrylic, sawdust, and density foam on canvas mounted on panel | 28 × 21 in. (71 × 53 cm.)

Loie Hollowell is an American visual artist, whose work is primarily focused on creating abstract biomorphic paintings that suggest spirituality and sexuality.

$338,000
INITIAL OFFERING

53.9%
ANNUAL APPRECIATION OF SIMILAR WORKS[2]

46.5%
MEDIAN APPRECIATION OF REPEAT SALES[3]

106.3%
RECORD PRICE GROWTH[4]

Loie Hollowell's artistic compositions draw inspiration from a variety of influential artists such as Judy Chicago's combination of sharp edges and figurative elements, as well as Georgia O'Keeffe's exploration of sensual and organic forms. Additionally, Hollowell is inspired by the vibrant colors and bold symbolism found in the art of Ghulam Rasool Santosh, and she incorporates wispy atmospheres reminiscent of Agnes Pelton's works into her own pieces. The Painting is a characteristic, medium-scale example of the Linked Lingam series which Loie Hollowell started creating in 2016. The Linked Lingam series consists of a group of abstract paintings exploring themes of sexuality, fertility, and the connection between the physical and spiritual realms. In the Linked Lingam series, Hollowell depicts interconnected and overlapping lingam-like forms, often in vibrant and contrasting colors. The series reflects Hollowell's exploration of her own experiences of pregnancy and motherhood, as well as her interest in the cyclical nature of life and creation. Through the Linked Lingam series, Hollowell engages with feminist and spiritual themes, examining notions of female power, desire, and the connection between the physical body and metaphysical realms. The Painting features a combination of geometric shapes, sharp edges, and areas of flat color, emphasizing the interplay between light and shadow. The Painting depicts two linked forms, which are reminiscent of lingams, a Hindu symbol of the male reproductive organ. The forms are rendered in bold colors, with the dominant hues being brown, yellow, and maroon. The forms are also textured, with the surface of the Painting covered in a layer of sawdust and high density foam. As of May 23, 2023, examples similar in composition and scale to the Painting have sold in excess of $670,000 at auction. These examples include: "Linked Lingams in Yellow and Purple" (2015) which sold for $687,500 at Christie's, New York on November 12, 2021, followed by "Linked Lingam in Teal, Blue, Pink, Green and Yellow" (2019) which sold for 3,680,000 ($533,938) at Beijing Yongle International Auction, Beijing on February 22, 2023 and "Yellow canyon over red ground" (2016) which sold for HKD 4,375,000 ($563,434) at Christie's, Hong Kong on May 24, 2021.

Hollowell's work has been featured in numerous major exhibitions, including "Half Human" at the Sperone Westwater gallery in New York and "Desire" at the Museum of Contemporary Art in Tucson, Arizona. Her paintings can be found in the permanent collections of several prominent institutions, including the Whitney Museum of American Art in New York, Museum of Modern Art, New York and Museum of Contemporary Art, Los Angeles. In 2017, Hollowell was awarded the Whitney Biennial's Bucksbaum Award, which is given to an emerging artist. She is also a recipient of the Louis Comfort Tiffany Foundation Award and the Joan Mitchell Foundation Painters and Sculptors Grant. In recent years, her market movement has been significant, with auction prices for her works reaching seven-figures. Hollowell's contributions to contemporary art history have been lauded by critics and collectors alike, with her distinctive style and bold experimentation establishing her as one of the most exciting and innovative painters of her generation. As a result, her works continue to attract interest from collectors looking to invest in the next generation of artists. As of May 23, 2023, Hollowell's auction records are led by "Standing in Red" (2019) which sold for HKD 17,995,000 ($2,292,383) at Sotheby's, Hong Kong on April 5, 2023, followed by "Linked Lingams (yellow, green, blue, purple, pink)" (2018) which sold for HKD 16,510,000 ($2,126,801) at Sotheby's Hong Kong, on June 18, 2021 and "Lick Lick" (2018) which sold for HKD 14,650,000 ($1,880,240) at Christie's Hong Kong on December 1, 2021.

AS OF JUNE 2, 2023, HOLLOWELL'S AUCTION RECORDS ARE LED BY "STANDING IN RED" (2019) WHICH SOLD FOR HKD 17,995,000 ($2,292,383) AT SOTHEBY'S, HONG KONG ON APRIL 5, 2023, FOLLOWED BY "LINKED LINGAMS (YELLOW, GREEN, BLUE, PURPLE, PINK)" (2018) WHICH SOLD FOR HKD 16,510,000 ($2,126,801) AT SOTHEBY'S HONG KONG, ON JUNE 18, 2021 AND "LICK LICK" (2018) WHICH SOLD FOR HKD 14,650,000 ($1,880,240) AT CHRISTIE'S HONG KONG ON DECEMBER 1, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2]


$0.7M
$0.5M
$0.4M
$0.2M
2018
2018
2019
2019
2020
2020
2020
2021
2021
2021
2022
2022
2022
2023

Loie Hollowell is an American visual artist, born in Woodland, California, in 1983. Hollowell studied at the University of California, Santa Barbara, where she received a Bachelor of Fine Arts in painting in 2005. She then went on to earn her Master of Fine Arts in painting from Virginia Commonwealth University in 2012. After completing her formal training, Hollowell moved to New York City, where she began exhibiting her work in group shows at galleries such as the Edward Thorp Gallery and the Drawing Center. Her first solo exhibition, "Lost" was held at the National Gallery of Saskatchewan Gallery in New York in 2008. Hollowell's early work was largely abstract, but she began to incorporate more figurative elements into her paintings in the early 2010s. Since then, she has risen to fame for her unique use of abstract, geometric shapes and vivid colors, which explore themes related to sexuality, gender, and the human body. Hollowell often uses a technique called "hard-edge painting" to create sharp edges and clean lines in her compositions.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart above captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Loie Hollowell with the following criteria: works from the Linked Lingam series measuring from 20 by 20 to 30 by 30 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 53.9% CAGR implied from selected sales occurring from September 27, 2018 to February 22, 2023

3. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Loie Hollowell is 46.5%, which is based on 5 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Loie Hollowell was September 27, 2019 and ending on the last date a repeat sale occurred for such artist, which in the case of Loie Hollowell was October 7, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

4. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Loie Hollowell have a record price compound annual growth rate ("CAGR") of 106.3% from November 14, 2019 to December 31, 2022. This calculation is based on (i) a record price of $180,000 on November 14, 2019, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,739,056, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

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